Exhibit 99.1

ENERPLUS CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

MAY 4, 2023

VOTING RESULTS

Resolution #1:

By way of electronic ballot, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Nominees	Number of Votes In Favour	% of Votes Cast	Number of Votes Withheld	% of Votes Cast

Hilary A. Foulkes	103,982,834	96.66	3,596,204	3.34
Sherri A. Brillon	106,367,554	98.87	1,211,484	1.13
Judith D. Buie	106,028,934	98.56	1,550,104	1.44
Karen E. Clarke-Whistler	104,234,465	96.89	3,344,573	3.11
Ian C. Dundas	106,838,922	99.31	740,116	0.69
Mark A. Houser	106,126,414	98.65	1,452,624	1.35
Jeffrey W. Sheets	106,296,078	98.81	1,282,960	1.19
Sheldon B. Steeves	105,653,736	98.21	1,925,302	1.79

Resolution #2:

By way of electronic ballot, the Chairman declared that the shareholders ratified the re-appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation.

Proxies Tabulated:

For: 135,573,663 97.36%

Withheld: 3,682,308 2.64%

Total: 139,255,971 100%

Resolution #3:

By way of electronic ballot, the Chairman declared that the shareholders ratified to consider, and if thought advisable, pass an ordinary resolution, to approve all unallocated restricted share unit awards and performance share unit awards under Enerplus’ share award incentive plan.

Proxies Tabulated:

For: 98,270,066 91.35%

Against: 9,308,970 8.65%

Total: 107,579,036 100%

Resolution #4:

By way of electronic ballot, the Chairman declared that the shareholders ratified on an advisory, non-binding basis, on an ordinary resolution, to accept the Corporation’s approach to executive compensation.

Proxies Tabulated:

For: 104,854,632 97.47%

Against: 2,724,402 2.53%

Total: 107,579,034 100%

Dated this 4th day of May 2023.

TSX TRUST COMPANY

SCRUTINEERS

________________________________________ Kristine Calesso	_____________________________________ Chantelle Rondeau